



26 October 2006

SUPPL



Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 4 October 2006. The first release after this date was on 9 October 2006 .

Yours faithfully,

B P Rogers
Company Secretary

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

File No. 82-34832

Starpharma Holdings Limited

ASX: SPL
USOTC: SPHRY

Acquisition of DNT
Positioned for growth

October 2006


starpharma


dnt™
DENDRITIC
NANOTECHNOLOGIES INC

This presentation contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable at this time, Starpharma can give no assurance that these expectations will prove to be correct. Actual results could differ materially from those anticipated, because of various important factors, risks and uncertainties. These include risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval processes mandated by regulatory authorities, delays in clinical trials, future capital needs and general economic uncertainty. Also, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Companies, or that patents owned or licensed by the Companies will provide meaningful protection or competitive advantages.

Outline

1. Introduction
2. Acquisition Highlights
3. Acquisition Benefits
4. Summary of Acquisition Terms and Conclusion

starpharma

Starpharma: Company Overview

- Starpharma Holdings Limited ('Starpharma') (ASX:SPL) is a world leader in the development of nanotechnology based pharmaceuticals (dendrimers)
- Starpharma's lead product, ***VivaGel™*** is being developed as a microbicide to prevent the sexual transmission of ***HIV*** and ***Genital Herpes***
- ***US$20.3m NIH funding*** to develop VivaGel™ for HIV and ***FDA Fast Track status***
- ***NIH funding to support clinical development*** for Genital Herpes indication
- ***First microbicide with NIH support*** for Genital Herpes; IND for Herpes
- Two ***line extensions*** to VivaGel™ also in development and broad ***portfolio*** of other dendrimer projects
- Acquisition of US company ***DNT Inc.*** (October 4, 2006)
- Successful Level 1 ADR program **~ *9.7% shares on issue*** (Sept 2006)

Financial Snapshot

Market Cap:	**~ A$80M**
Institutional Investors:	**~ 30%**
Shares on Issue:	**147.7M**
Cash:	**A$14.3 M (Jun 06)**

Starpharma: 05/06 Highlights

starpharma

HIV Funded: A$26 million	NIH funds VivaGel™ HIV development with non-dilutive funding
Genital Herpes Funded	NIH funds VivaGel™ Genital Herpes Development
HIV Fast Tracked	US regulator FDA designated VivaGel™ a fast track product
Herpes IND Cleared	FDA clears VivaGel™ genial herpes IND
Contraceptive Activity	VivaGel™ shown to be a potent contraceptive in animals
Future Revenues Improved	Royalty for stock swap with BRI, future revenues enhanced
ADRs Nearing 10%	US uptake of ADRs nears 10% of SPL issued capital
A$15m Funds Raised	Institutional and SPP capital raising
Patent Estate Expanded	Substantial program of patent filing completed
Priostar™ Rolled Out	DNT rolls out Priostar™ industrial dendrimer platform
Acquisition of DNT	SPL acquires US company DNT; Dow becomes SPL's largest holder

starpharma

Starpharma: Share Price History



Share Price ($)
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
3 Oct 05: SPL announces US$20.3M funding from NIH for to accelerate VivaGel development
14 Nov 05: SPL raises A$15M through an institutional placement & SPP
9 Jan 06: VivaGel receives fast track status from FDA
20 Apr 06: NIH funds clinical development of VivaGel for genital herpes
14 Jun 06: VivaGel is a potent contraceptive in animal model
19 Jul 06: VivaGel IND for genital herpes trial clears US FDA
24 Aug 06: Commences safety trial for Vivagel in men
4 Oct 06: SPL announces acquisition of DNT

Conclusion: SPL share price does not reflect value of underlying achievements in the past 12 months






2. Acquisition Highlights

Transaction Overview

Prior to transaction:

- Starpharma had a 33% equity holding in the US based private company Dendritic Nanotechnologies Inc (DNT)
- Has been exploring growth options to add scale and value

Transaction:

- Starpharma is acquiring the remaining 67% of DNT for ~US$6.97 million worth of SPL shares
- DNT is a leader in the development of dendrimers which have a broad range of life-science and industrial uses
- The acquisition confirms Starpharma as the global leader in dendrimer-based nanotechnology
  - diverse pipeline in pharma and industrial applications
  - near-term revenue opportunities
  - comprehensive IP portfolio

> *"The majority of dendrimer IP is pooled in one company, DNT, which was assigned Dow's dendrimer portfolio of 196 patents in 2005"*
>
> Lux Research Inc. 2006

starpharma

The Transaction – Impact on Shareholding

Pre-Transaction


30%
DOW
37%
DNT Founders & Staff
Starpharma Holdings Ltd (ASX:SPL)1
33%
100%
DNT Inc.
Starpharma Pty Ltd

Post-Transaction


DOW
8.6%
~3%
DNT Founders & Staff
Starpharma Holdings Ltd (ASX:SPL)1
100%
100%
DNT Inc.
Starpharma Pty Ltd

Notes: *1 :USOTC:SPHRY*
DOW = The Dow Chemical Company
Post-transaction shareholding in SPL adjusted for different classes of DNT shares

starpharma

Transaction Snapshot (pre-acquisition)

	Starpharma Holdings Limited (pre-deal)	DNT
Location	Australia	USA
Ownership	ASX Listed	Privately held
Strategy	To use dendrimer-based nanotechnology to discover, develop and commercialise pharmaceuticals for serious human diseases.	To build value and generate revenue through the development of dendrimer and dendritic polymer based products by partnering with companies in various market segments.
Technology Platform	Precisely defined Poly-lysine dendrimers	Priostar™ and Starburst™ dendrimers
Lead Programs / Products:	VivaGel™ HIV HSV-2 Potential as contraceptive Condom coatings Drug delivery	Product sales and royalty revenue: A$1.25M Cancer Diagnostic/ Delivery technology Transfection reagents for siRNA Specialty commercial applications
Other Programs	Pharmaceuticals and diagnostics, including for ophthalmology and oncology	Oil, Plastics, manufacturing materials.
Other:	33% stake in DNT A$26M NIH funding	NCI funding

starpharma

Transaction Snapshot (post acquisition)

	Starpharma Holdings Limited ASX:SPL (USOTC:SPHRY)	
Location	Australian-based, with wholly-owned US subsidiary.	
Ownership	ASX-listed; Dow becomes largest holder of Starpharma stock (8.6%)	
Strategy	To employ dendrimer-based nanotechnology to discover, develop and commercialise transformational new materials in pharmaceuticals, life-science and other high value sectors.	
Technology Platform	Broad base of dendrimer nanotechnology materials, all IP in one entity	
Lead Programs:	**Sector**	**Product**
	Pharmaceutical	VivaGel™ Vaginal Microbicide
	Pharmaceutical	Drug delivery
	Diagnostics	MRI Cancer diagnostic
	Laboratory/transfection reagents	PrioFect™
Other Programs	Ophthalmology and oncology; industrial chemicals, fine chemicals; (oil, plastics, manufacturing etc)	
Other:	Dow becomes SPL's largest shareholder (8.6%) Product sales and royalty revenue A$1.25M (2006) A$26M NIH funding for VivaGel™ ; NCI funding for cancer diagnostic	

starpharma

Significant Acquisition Benefits

1. Diversified Product Portfolio

- Marketed products, near-term revenues
- Diversified risk: "more shots on goal"

2. Significant Development and Commercialisation Synergies

- Optimal leverage of internal resources including commercial, regulatory, scale-up and discovery
- Better value from expenditures

3. Extensive IP Portfolio: Leaders in the Field

- Enhanced competitive position and higher profile for commercial development

4. Increased US Presence

- Greater access and profile in US nanotech sector:
  - industry partners
  - financial markets
  - funding partners

5. Ongoing Dow Involvement

- The Dow Chemical Company (Dow) will become Starpharma's largest shareholder; enhances Starpharma's profile with industry and funding partners

6. Attractive Acquisition Terms

- Minimal dilution for Starpharma shareholders
- Simplifies structure and puts in place platform for creating significant additional shareholder value

3. Acquisition Benefits

starpharma

Significant Acquisition Benefits

1. Diversified Product Portfolio

2. Significant Development and Commercialisation Synergies

3. Extensive IP Portfolio Leaders in the Field

4. Increased US Presence

5. Ongoing Dow Involvement

6. Attractive Acquisition Terms

- **Marketed products, near-term revenues**
- **Diversified risk: "more shots on goal"**

- Optimal leverage of internal resources including commercial, regulatory, and discovery
- Better value from expenditures

- Enhanced competitive position and profile for commercial development

- Greater access and profile in US nanotech sector:
  - industry partners
  - financial markets
  - funding partners
- The Dow Chemical Company (Dow) will become Starpharma's largest shareholder; enhances Starpharma's profile with industry and funding partners

- Minimal dilution for Starpharma shareholders
- Simplifies structure and puts in place platform for creating significant additional shareholder value

starpharma

Diversified Product Portfolio: Early cash flow opportunities

- DNT has product sales and licensed STARBURST® dendrimer royalty agreements that generate ~A$1.25M sales and royalty revenues pa:
  - Stratus CS® : Cardiac marker diagnostic licensed to Dade Behring, leading diagnostic company
  - SuperFect® : Gene transfection technology licensed to Qiagen, #1 supplier of niche molecular biology reagents to the life sciences sector

- DNT has multiple established business agreements with leading life-science and pharmaceutical companies for dendrimers in drug delivery, transfection reagents, diagnostics
- Aiming to launch a significant new product, PrioFect™, in early 2007 into a $120 million market. PrioFect™ is an siRNA transfection agent which has competitive advantages over incumbent technologies



Potential for early cash flow and increased news flow from licensing and partnering deals

PrioFect™ : siRNA Transfection Reagent


PrioFect
TRANSFECTION
REAGENTS

Estimated market entry:
Early 2007


siRNA / DNA
Charge Association
Cell
Endocytosis

- Transfection reagent sales : $120 million in 2004, growing by 15-18% pa[1]
- Priostar™ siRNA Transfection Reagents provide:
  - Precise size control: allows optimisation according to cell type
  - Highly functionalised surface: allows targeting to specific cell types i.e. cell-specific delivery
  - Pharmaceutical Quality:Low toxicity



[1](Jain PharmaBiotech Market Report: RNAi-Technologies, Markets, and Companies, 2004)

starpharma

DNT's Current Commercialisation Opportunities

Sector	Discussions with...	Application
Pharmaceutical and Medical Applications	Major Pharmaceutical Company "A"	Drug solubility / optimisation
	Major Pharmaceutical Company "B"	Medical diagnostics
	Major Pharmaceutical Company "C"	siRNA transfection
	Major Technology Company	Dental resins
Oil	"Top 5" US Oil Company	Lubricant additives
Plastics	Large Automotive Components Manufacturer	Plastics additive
Manufacturing	Multiple avenues of exploration	Adhesives
	"Top 5" European electronics manufacturer	Printed circuit board manufacturing
Cosmetics	Global Healthcare Company	Solublisation
	Cosmetic Company	Adhesive
Fine Chemicals	Major fine chemical manufacturer	Laboratory reagents
Resources	Water quality specialists	Water filtering / remediation


starpharma

DNT's Partners

Industry Partners


DOW®

Pfizer

QIAGEN

DADE BEHRING


DHARMACON
RNA TECHNOLOGIES


Johnson & Johnson Research
PTY LIMITED


GENERAL DYNAMICS
Land Systems


ALDRICH

lumera

Research/Uni. Collaborators


INSTITUTE FOR SOLDIER NANOTECHNOLOGIES


NATIONAL CANCER INSTITUTE


PENNSTATE
Nanofabrication Facility


NATIONAL INSTITUTES OF HEALTH

CALTECH


CMU
CENTRAL MICHIGAN UNIVERSITY


UPMC
University of Pittsburgh Medical Center




THE NATIONAL
DENDRIMER
& NANOTECHNOLOGY CENTER


ARL
U.S. Army Research Laboratory


NANOTECHNOLOGY
CHARACTERIZATION
LABORATORY

starpharma

Integrated Pipeline: Balanced for Risk



Multiple Near-Term
Commercial
Opportunities
Future High-Value
Commercial
Opportunities

Industrial Products	Life-science Applications	Pharmaceutical Products
Research Reagents	Drug Delivery & Optimisation	VivaGel™
Industrial/Specialty Chemicals	Medical Diagnostics	Protein PK Modification
Fine Chemicals	Transfection Reagents	Cancer Therapeutic



SPL Technology Platform
DNT Technology Platform

starpharma

Significant Acquisition Benefits

1. Diversified Product Portfolio

- Marketed products, near-term revenues
- Diversified risk: “more shots on goal”

2. Significant Development and Commercialisation Synergies

- **Optimal leverage of internal resources including commercial, regulatory, and discovery**
- **Better value from expenditures**

3. Extensive IP Portfolio, Leaders in the Field

- Enhanced competitive position and profile for commercial development

4. Increased US Presence

- Greater access and profile in US nanotech sector:
  - industry partners
  - financial markets
  - funding partners

5. Ongoing Dow Involvement

- The Dow Chemical Company (Dow) will become Starpharma’s largest shareholder; enhances Starpharma’s profile with industry and funding partners

6. Attractive Acquisition Terms

- Minimal dilution for Starpharma shareholders
- Simplifies structure and puts in place a platform for creating significant additional shareholder value

Significant Business Synergies

- Significant synergies exist in combining:
  - Technology platforms of both companies
  - Development expertise
  - Dendrimer IP portfolios
  - Commercial opportunities



More attractive licensing and partnering opportunities

- Development milestones and commercial opportunities for multiple products and applications:
  - Dendrimer-based pharmaceuticals, drug delivery and diagnostics
  - Dendrimer-based siRNA and DNA transfection reagents
  - Dendrimer-based materials



Greater revenue diversification opportunities

- Starpharma has a track record in dendrimer pharmaceutical development
  - Starpharma was the first company in the world to have an IND allowed by the FDA for a dendrimer-based pharmaceutical product
  - The DNT Board recognised this as being critical expertise for the commercial exploitation of DNT's dendrimers and IP portfolio into the life-sciences

starpharma

Significant Acquisition Benefits

1. Diversified Product Portfolio

2. Significant Development and Commercialisation Synergies

3. Extensive IP Portfolio: Leaders in the Field

4. Increased US Presence

5. Ongoing Dow Involvement

6. Attractive Acquisition Terms

- Marketed products, near-term revenues
- Diversified risk: “more shots on goal”

- Optimal leverage of internal resources including commercial, regulatory, and discovery
- Better value from expenditures

- **Enhanced competitive position and profile for commercial development**

- Greater access and profile in US nanotech sector:
  - industry partners
  - financial markets
  - funding partners
- The Dow Chemical Company (Dow) will become Starpharma’s largest shareholder; enhances Starpharma’s profile with industry and funding partners

- Minimal dilution for Starpharma shareholders
- Simplifies structure and puts in place platform for creating significant additional shareholder value

Extensive IP Portfolio

- **DNT owns the most significant dendrimer IP portfolio as a result of the assignment of Dow's dendrimer IP portfolio in 2005**

> *"When it comes to pharmaceutical applications, many relevant patents are under the exclusive control of one company, DNT… it presents DNT as a clearinghouse for licensing core building block and manufacturing claims needed to put dendrimers to work"*
>
> Lux Research 2005

- **With the acquisition of DNT, Starpharma will have the most comprehensive dendrimer IP portfolio for a broad spectrum of products and applications:**
  - **VivaGel ™ (Composition and Application)**
  - **Drug delivery (Applications)**
  - **Priostar™ dendrimers (Composition)**
  - **Poly-lysine dendrimers (Applications)**

- **Consolidation of the combined IP portfolio will significantly enhance the company's offering and profile to potential commercialisation partners**

starpharma

Significant Acquisition Benefits

1. Diversified Product Portfolio
2. Significant Development and Commercialisation Synergies
3. Extensive IP Portfolio: Leaders in the Field
4. **Increased US Presence**
5. Ongoing Dow Involvement
6. Attractive Acquisition Terms

- Marketed products, near-term revenues
- Diversified risk: "more shots on goal"
- Optimal leverage of internal resources including commercial, regulatory, and discovery
- Better value from expenditures
- Enhanced competitive position and profile for commercial development
- **Greater access and profile in US nanotech sector:**
  - **industry partners**
  - **financial markets**
  - **funding partners**
- The Dow Chemical Company (Dow) will become Starpharma's largest shareholder; enhances Starpharma's profile with industry and funding partners
- Minimal dilution for Starpharma shareholders
- Simplifies structure and puts in place platform for creating significant additional shareholder value

starpharma

Increased US Presence

- Starpharma intends to expand its US activities and bring additional US investors on to the register
  - Access to business partners
  - Access to capital
  - Ongoing US based M&A/corporate opportunities

- Before Transaction: Starpharma has previously established initial awareness in the US
  - Investment in DNT
  - Significant NIH support
  - Highly successful ADR program (nearly 10% of pre-deal capital)

- DNT acquisition: will provide additional profile for Starpharma in the US
  - DNT will remain US based
  - DNT has established relationships with leading US companies
  - Presence of Dow as significant shareholder in Starpharma
  - 2 US board members with capital markets / industrial experience

Starpharma rated : "Top Nanotech Buys for 2005"

"We expect great things to come from the company and its significant ownership in U.S.-based Dendritic Nanotechnologies, Inc." US based Forbes/Wolfe 2005

starpharma

Significant Acquisition Benefits

1. Diversified Product Portfolio

- Marketed products, near-term revenues
- Diversified risk: "more shots on goal"

2. Significant Development and Commercialisation Synergies

- Optimal leverage of internal resources including commercial, regulatory, and discovery
- Better value from expenditures

3. Extensive IP Portfolio for Leaders in the Field

- Enhanced competitive position and profile for commercial development

4. Increased US Presence

- Greater access and profile in US nanotech sector:
  - industry partners
  - financial markets
  - funding partners

5. Ongoing Dow Involvement

- The Dow Chemical Company (Dow) will become Starpharma's largest shareholder; enhances Starpharma's profile with industry and funding partners

6. Attractive Acquisition Terms

- Minimal dilution for Starpharma shareholders
- Simplifies structure and puts in place platform for creating significant additional shareholder value

starpharma

Dow Becomes Starpharma's largest Shareholder

- The Dow Chemical Company will become Starpharma's largest (and a substantial) shareholder post transaction with approximately 8.6% of SPL issued capital

- Dow is a leading chemicals and plastics manufacturer with a market capitalisation of over US$35 billion


DOW ®

- Dow will have an ongoing involvement with Starpharma
  - Tiered escrow arrangement for 36 months, with incentive for 5 years
  - Dow requested and was granted a right to participate in any future capital raisings

- Presence of Dow as a shareholder likely to enhance Starpharma's profile in the US

4. Summary of Acquisition Terms and Conclusion

Transaction Details

- Starpharma to acquire the remaining 67% equity in DNT that it does not already own for new shares in Starpharma valued to ~US$6.97 million
- Transaction is subject to shareholder approval in majority of each DNT share class
  - Between then Dow and SPL hold the majority in each class of shares
  - Estimated closure date: October 20, 2006
- Consideration shares issued by Starpharma will be 20.097M (13.6% of shares on issue)
- Starpharma has agreed an arrangement with Dow for existing royalty streams - for up to 5 years - providing Dow maintains its shareholding in Starpharma
- Dow has agreed to enter into a tiered escrow arrangement over its holding in Starpharma
  - Release of escrowed shares : 25% after 12 months, 25% after 24 months and 50% after 36 months
- Other shareholder escrow arrangements:
  - 12 months for DNT shareholders with more than 5% of the total share capital of DNT
  - 6 months for all other DNT shareholders

Makes Sense for Starpharma...and for DNT

Benefits to DNT shareholders:

- Direct access to Starpharma's nanopharmaceutical development and regulatory expertise
- Listed equities; access to public market funding through Starpharma
- Economies of scale / synergies in
  - Development
  - Third party funding opportunities (e.g. NIH)
  - Revenue diversification opportunities: commercialisation of dendrimers in pharmaceuticals, life-science and industrial areas

starpharma

Conclusion: Enhanced value for Starpharma shareholders

***Starpharma Management and Board believe that this deal will lead to enhanced value for Starpharma's shareholders*:**

1. **Broader and deeper pipeline providing scale and balanced risk profile**
2. **Earlier cash flows through non-pharma products**
3. **Better leverage and more efficient use of company resources**
4. **Comprehensive IP portfolio in dendrimer-based nanotechnology**
5. **Enhanced US presence: collaborative partners, funding partners and financial markets**
6. **Support of Dow, a leading chemicals company, as the largest SPL shareholder**

More commercialisation opportunities +
Better risk / reward profile +
Enhanced US presence

= **Increased** shareholder value

starpharma

Starpharma Post-transaction: Investment Highlights

- *Strong cash position: A$14.3 M (June 2006)*
- *US$26m* non-diluting funding from the NIH*
- *VivaGel™ - the only microbicide with NIH funding for genital herpes*
- *Significant US shareholder base and profile through:*
  - *The Dow Chemical Company largest shareholder (8.6%)*
  - *Successful ADR program ~ 9.7% shares on issue pre-transaction (Sept 06)*
  - *US subsidiary with marketed products and extensive commercial relationships*


DOW

- *Diversified dendrimer product and application pipeline:*
  - *Marketed products; near-term revenues*
  - *Diversified risk: pharma, life-science and industrial*
  - *Comprehensive IP portfolio* in dendrimer-based nanotechnology

* Two HIV grants: US$20.3m contract + US$5.4m grant (2004)




starpharma



Supplementary Materials

Overview of DNT Inc.

- DNT is a leading developer and provider of advanced dendritic polymers
  - headquartered in Michigan and currently employs 16 (13 Ph.Ds)
- DNT has a broad and comprehensive IP portfolio that comprises 180 patents/applications across 32 families—a unique level of IP concentration among nanotechnology companies
- DNT has existing revenues streams from deals with leading pharmaceutical and biotechnology companies including Dade Behring Inc and Qiagen GmbH (Germany)
- The company also has funding from the U.S. NCI and Small Business Administration for Priostar™ based ovarian cancer diagnostic delivery development
- DNT has developed a new family of scalable, precision dendrimer nanostructures called Priostar™, which breaks through cost barriers and addresses industry needs for nanostructures that can be manufactured in high volumes at costs attractive for a wide variety of uses
- The company has an active development portfolio:
  - PrioFect™: Transfection reagents for siRNA
  - Targeted Ovarian Cancer Diagnostic technology based on Priostar™ dendrimers (NCI funded)
  - Specialty commercial applications

starpharma

Targeted Cancer Diagnostic

- DNT is developing a Priostar™ dendrimer-based , receptor-targeted diagnostic and therapeutic technology for the early detection and treatment of ovarian cancer
- Unique technology:
  - Priostar™ dendrimer targeted delivery system will be combined with a magnetic resonance imaging agent to create an improved product for detection and monitoring of cancerous tissue
  - Potential for Priostar™ dendrimer targeted delivery system to be combined with known oncology agents to improve delivery of the therapy
- Funded by the National Cancer Institute
- Significant synergies with Starpharma's diagnostic and oncology programs

Specialty Commercial Products

- Priostar™ and STARBURST® dendrimers commercially available
- Priostar™ family of dendrimers have advantageous properties over other nanostructures
- Attractive Product Characteristics:
  - New Functionality and Improved Properties
  - Efficient & Scalable Manufacturing - Lower Costs
  - Versatile Platform for Customizing

Available Priostar™ Products

Product	Size	Number of Functional Groups	Surface Functionality
DNT-2200	G1	8	Amine
DNT-2201	G2	24	Amine
DNT-2202	G3	72	Amine
DNT-2210	G1	8	Hydroxy
DNT-2211	G2	24	Hydroxy
DNT-2212	G3	72	Hydroxy
DNT-2220	G1	8	Sodium Carboxylate
DNT-2221	G2	24	Sodium Carboxylate
DNT-2222	G3	72	Sodium Carboxylate


dnt
Sodium Carboxylate Surface
Poly(ethyleneglycol) (PEG) Surface

Extract from DNT Catalogue

File No. 82-34832

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Starpharma Holdings Limited

ACN/ARSN: 078 532 180

This notice is given by Starpharma Holdings Limited on behalf of itself.

1. Details of substantial holder (1)

Name: Starpharma Holdings Limited

ACN/ARSN (if applicable): 078 532 180

The holder ceased to be a substantial holder on: 10/10/2006

The previous notice was given to the company on: 10/10/2005

The previous notice was dated: 10/10/2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
10/10/2006	Starpharma Holdings Limited	Expiry of voluntary escrow over shares held by Biomolecular Research Institute Limited.	Nil	7,112,000 Ordinary Shares	Biomolecular Research Institute Limited

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Starpharma Holdings Limited ACN 078 532 180	Cessation of power to control disposal of 7,112,000 Ordinary Shares
	(Details of the power to control were set out in the initial notice dated 10/10/2005.)

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Starpharma Holdings Limited	Baker Building, 75 Commercial Road Melbourne Vic 3004
Biomolecular Research Institute Limited	343 Royal Parade Parkville Vic 3053

Signature

print name: Bernard Patrick Rogers   capacity: Company Secretary

sign here    date: 12 / 10 / 2006

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Starpharma Holdings Ltd (ASX:SPL)

ABN

20 078 532 180

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Share Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,200,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: 50.13 cents per share Determined on the basis of 15% above market price (market price calculated on the volume weighted average price of the Company's shares over the 15 trading days prior to grant date). Grant date: 6 October 2006 Expiry date: 6 October 2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A – no existing quoted options
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee incentives – Issues to executives and staff.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	By 6 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	147,739,245	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Options expiring various dates ex various prices (SPLAM):
			Exercisable at 93.75 cents and with the following expiry dates:
		220,000	11 April 2007
		200,000	30 June 2007
		200,000	Exercisable at 73.00 cents and expiring 31 Dec 2008
			Exercisable at 93.75 cents and with the following expiry dates:
		720,000	8 Feb 2009
		167,000	31 Dec 2009
		100,000	12 May 2010
		300,000	4 July 2010
		100,000	18 July 2010
	Total prior to this issue:	2,007,000	
	This issue:	1,200,000	Exercisable at 50.13 cents and expiring 6 Oct 2010.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 11 October 2006
Company Secretary

Print name: Ben Rogers

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Starpharma Holdings Ltd**
ABN 20 078 532 180

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Jacinth K Fairley
Date of last notice	6 July 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party: Dr Ian Fraser <Fraser Fairley Super A/C>
Date of change	11 October 2006
No. of securities held prior to change	5,000
Class	Ordinary Shares
Number acquired	17,500
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9562.50 (Average price 54.64 cents per share)
No. of securities held after change	22,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

starpharma

Starpharma Holdings Limited

ABN 20 078 532 180

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
web.queries@computershare.com.au
www.computershare.com

000001 
000
SPL
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030



13 October 2006

Dear Shareholder

I have pleasure in inviting you to attend our Annual General Meeting and have enclosed the Notice of Meeting which sets out the items of business. The meeting will be held at the offices of Blake Dawson Waldron, Level 39, 101 Collins Street, Melbourne Victoria on Wednesday, 15 November 2006 at 4.00pm.

If you are attending this meeting, please bring this letter with you to facilitate registration into the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided or faxed to our share registry on (03) 9473 2555 so that it is received by 4.00pm on Tuesday, 14 November 2006. Alternatively it should be returned by that time to the Company's Registered Office, Baker Building, 75 Commercial Road, Melbourne, Vic, 3004 or faxed to (03) 9510 5955.

Corporate shareholders will be required to complete a "Certificate of Appointment of Representative" to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company's share registry.

The Starpharma Annual Report for the year ended 30 June 2006 is also enclosed, unless you have elected not to receive it in printed form. An electronic copy of the report is available on our website (www.starpharma.com).

I look forward to your attendance at the meeting.

Yours sincerely,

Peter T Bartels, *AO*
Chairman

Encl:

SPL_WIP_163948/000001/000001



Notice of Annual General Meeting

Starpharma Holdings Ltd ABN 20 078 532 180

Notice is hereby given that the Annual General Meeting of the shareholders of Starpharma Holdings Ltd will be held at the offices of Blake Dawson Waldron, Level 39, 101 Collins Street, Melbourne, Victoria on **Wednesday, 15 November 2006 at 4.00pm.**

Ordinary Business

Financial Statements and Reports

To receive and consider the Company's financial statements and the related Directors' Report, Directors' Declarations and Auditors' Report for the year ended 30 June 2006.

Resolutions

1. Adoption of Remuneration Report

To consider, and if thought fit, pass the following as an ordinary resolution:

"That the Company's Remuneration Report for the year ended 30 June 2006 be adopted."

Note that the vote on this item is advisory only and does not bind the directors or the Company.

2. Approval and Ratification of Issue of Ordinary Shares

To consider and, if thought fit, pass the following as an ordinary resolution:

"That the issue of up to 20,096,919 new ordinary shares on completion of the Company's acquisition of Dendritic Nanotechnologies, Inc. be approved pursuant to Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited."

3. Re-election of Mr Peter Bartels as a Director

To consider and, if thought fit, pass the following as an ordinary resolution:

"That Mr Peter Bartels being a director who retires by rotation in accordance with rule 11.4 of the Company's Constitution and being eligible for re-election be, and hereby is, elected as a director of Starpharma Holdings Ltd."

4. Re-election of Dr John Raff as a Director

To consider and, if thought fit, pass the following as an ordinary resolution:

"That Dr John Raff being a director who retires by rotation in accordance with rule 11.4 of the Company's Constitution and being eligible for re-election be, and hereby is, elected as a director of Starpharma Holdings Ltd."

5. **Election of Dr Jacinth Fairley as a Director**

To consider and, if thought fit, pass the following as an ordinary resolution:

> *"That Dr Jacinth Fairley being a director who retires from office in accordance with rule 11.3(c) of the Company's Constitution* and being eligible *for election be, and hereby is, elected as a director of Starpharma Holdings Ltd."*

6. **Approval of grant of unquoted options to Dr Jacinth Fairley**

To consider and, if thought fit, pass the following as an ordinary resolution:

> *"That the Company is hereby authorised to grant to Dr Jacinth Fairley or her nominee, unquoted options to purchase 500,000 ordinary shares of the Company, under the terms set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting."*

7. **Non-Executive Directors' Remuneration**

To consider and, if thought fit, to pass the following as an ordinary resolution:

> *"That the maximum aggregate remuneration that may be paid to non-executive directors be set at $450,000, such amount to be divided among the non-executive directors in such proportions and in such manner as shall be determined by the directors in accordance with the Company's Constitution."*

By order of the Board



B P Rogers
Company Secretary
13 October 2006

Proxy Form

starpharma

Starpharma Holdings Limited

ABN 20 078 532 180

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

000001 000 SPL
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Starpharma Holdings Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Starpharma Holdings Limited to be held at offices of Blake Dawson Waldron, Level 39, 101 Collins Street, Melbourne, Victoria on Wednesday 15 November 2006 at 4.00 pm and at any adjournment of that meeting.



☐ **IMPORTANT: FOR ITEMS 6 AND 7 BELOW**

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 6 and 7 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 6 and 7 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Adoption of Remuneration Report			
Item 2	Approval and Ratification of Issue of Ordinary Shares			
Item 3	Re-election of Mr Peter Bartels as a Director			
Item 4	Re-election of Dr John Raff as a Director			
Item 5	Election of Dr Jacinth Fairley as a Director			
Item 6	Approval of grant of unquoted options to Dr Jacinth Fairley			
Item 7	Non-Executive Directors' Remuneration			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name	Contact Daytime Telephone	Date / /

SPL 19PR



SPL_W1P_163948/000001/000003/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 24 hours before the commencement of the meeting at 4.00 pm on Wednesday 15 November 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Registered Office - Baker Building, 75 Commercial Road, MELBOURNE VIC 3004 AUSTRALIA
	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Registered Office - Baker Building, 75 Commercial Road, MELBOURNE VIC 3004 AUSTRALIA
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	Starpharma - 61 3 9510 5955
	Computershare - 61 3 9473 2555

starpharma

EXPLANATORY MEMORANDUM

Starpharma Holdings Ltd ABN 20 078 532 180

This explanatory memorandum has been prepared to assist shareholders with their consideration of the resolutions to be put to the Annual General Meeting on Wednesday 15 November 2006. This explanatory memorandum should be read with, and forms part of, the accompanying Notice of Meeting.

ACCOUNTS AND REPORTS

The *Corporations Act* requires the financial statements and the reports of the directors and auditors of the Company to be put before the Annual General Meeting. There will be an opportunity for shareholders to ask questions and comment on these documents. No resolution is required to be passed on this item.

Shareholders will also have the opportunity to ask the auditors or their representative questions relating to the conduct of the audit, the preparation and content of the auditors' report, the accounting policies adopted by the Company in relation to the preparation of the statements, and the independence of the auditors. Shareholders may also submit written questions to the auditors in respect of the auditors' report or the conduct of the audit. The questions should be received by the Company five business days before the meeting.

RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

The *Corporations Act* requires publicly listed companies to disclose certain information relating to the remuneration of directors and executives. This disclosure is contained in a separate section of the Directors' Report called the *Remuneration Report*, which is set out on pages 25 to 33 of the Annual Report.

Members will have the opportunity at the Annual General Meeting to ask questions about, or make comments on, the Remuneration Report.

In addition the *Corporations Act* requires that members of a publicly listed company vote at the Annual General Meeting on a non-binding resolution as to whether to adopt the Remuneration Report. The vote is of an advisory nature and is thus not legally binding on the directors.

The directors recommend that shareholders vote in favour of the resolution.

RESOLUTION 2 – APPROVAL AND RATIFICATION OF ISSUE OF ORDINARY SHARES

On 4 October 2006 the Company announced the signing of an agreement to acquire full ownership of US based associated company Dendritic Nanotechnologies, Inc. ("DNT") through the issue of 20.097 million ordinary fully paid shares in the Company. The shares represent approximately 13.6% of the Company's shares on issue prior to the transaction. The exact number of shares to be issued will be determined at the closing date of the transaction, but will not exceed 20,096,919 shares. It is intended that the shares be issued within two weeks of signing of the agreement, but in any event no later than 3 months after the date of the Annual General Meeting. The value of the shares was determined to be A$0.4658 per share, based on a five day volume weighted average share price on the Australian Stock Exchange up to and including the date of execution converted at the exchange rate published in the Australian Financial Review as the wholesale market spot AU$/US$ rate at the date of execution. The total value of the shares will not exceed A$9,361,145.

Benefits to the Company from the Acquisition of DNT

- the provision of diversified product pipeline with near-term cash-flow opportunities, and a more balanced risk profile;
- an increased US presence;
- The Dow Chemical Company will become a substantial shareholder in Starpharma (approximately 8.6%);
- significant development, commercialisation and other business synergies; and
- an extensive IP portfolio with existing royalty streams.

The directors anticipate that significant synergies will result from combining the Priostar and Poly-lysine platforms, development expertise, extensive existing IP portfolios and commercial opportunities which are available to DNT and Starpharma separately. It will also create a company with sufficient critical mass to more effectively exploit the resultant commercial opportunities.

Importantly, the acquisition will enable an increased range of key development milestones and commercial deals to be achieved more quickly, with enhanced probability of success. Consolidation and streamlining of the two companies' IP portfolios for licensing purposes, with the complementary business and product development capabilities, will significantly enhance and simplify the combined offering to potential commercialization partners. Furthermore, given the strength and breadth of Starpharma's and DNT's respective IP portfolios and the Priostar opportunity, the combined entity would be seen as a significant force in the field of life science applications of dendrimer nanotechnology.

Starpharma has had a longstanding commitment to the pharmaceutical applications of dendrimers and has assembled a world-leading regulatory, product development and discovery and analytical chemistry capability in this area. More recently, DNT has moved towards pharmaceutical applications of its underlying technology but also has considerable opportunities in non-pharmaceutical, life science applications such as dental and laboratory reagents.

Shares issued as part of this transaction will be subject to varying escrow arrangements of up to 3 years. Details of these escrow arrangements are as follows:

- The Dow Chemical Company ("Dow"), a major shareholder in DNT, has entered into an arrangement over its shareholding in Starpharma whereby 25% of the shares will be released after 12 months, a further 25% after 24 months and the remaining 50% after 36 months;
- other former DNT shareholders who held more than 5% of the total share capital of DNT will be escrowed for 12 months; and
- all other DNT shareholders will be escrowed for 6 months.

Starpharma has also entered into an arrangement under which Dow will receive a proportion of existing DNT royalty streams for up to 5 years providing Dow maintains its shareholding in Starpharma.

The share recipients are not related parties as defined under the *Corporations Act*.

The shares were issued with the same rights as those attached to other ordinary shares on issue.

ASX Listing Rule 7.1 enables a company to issue new shares up to 15% of the number of shares on issue in any 12 month period without shareholder approval.

To restore the Company's 15% placement capacity it is proposed that shareholders pass an ordinary resolution to approve the shares issued to acquire DNT.

Voting Exclusion Statement
The Company will disregard any votes cast on Resolution 2 by holders of shares issued as part of the above transaction, or their associates. However, the Company need not disregard any such vote if:

(a) It is cast by such a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

(b) It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 3 – RE-ELECTION OF MR PETER BARTELS AS A DIRECTOR

Mr Peter Bartels retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

Experience and expertise - Peter T Bartels, *AO*
Independent non-executive director and Chairman for three years. Previously CEO and Managing Director of Coles Myer Ltd and before that CEO and Managing Director of Foster's Brewing Group Ltd. Has also had broad-based experience in the pharmaceutical industry in previous roles with DHA Pharmaceuticals and Abbott Laboratories. Chairman of the Australian Sports Commission and the Australian Institute of Sport. Past chairman of the Commonwealth Heads of Government Committee for Sport and the Women's and Children's Health Service.

Other current public company directorships
None.

Former directorships in last 3 years
None.

Special Responsibilities
Chairman of the Board
Member of remuneration & nomination committee.

The Board (with Mr Bartels abstaining) recommends that shareholders vote in favour of this ordinary resolution.

RESOLUTION 4 – RE-ELECTION OF DR JOHN RAFF AS A DIRECTOR

Dr John Raff retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

Experience and expertise - John W Raff, *Dip. Ag. Sc., BSc., PhD.*
Chief Executive Officer of Starpharma Holdings Ltd for nine years until retirement on 1 July 2006. Previously General Manager of the Biomolecular Research Institute. Co-founder, director and major shareholder of a technology based agricultural seed company. Also founder and investor in a number of other start-up technology companies.

Other current public company directorships
None.

Former directorships in last 3 years
None.

Special Responsibilities
Deputy Chairman of the Board

The Board (with Dr Raff abstaining) recommends that shareholders vote in favour of this ordinary resolution.

RESOLUTION 5 – ELECTION OF DR JACINTH FAIRLEY AS A DIRECTOR

Dr Jacinth Fairley was appointed a director on 1 July 2006 in accordance with rule 11.3 of the Company's constitution, to hold office until next annual general meeting of the Company. Dr Fairley retires as a director and being eligible, offers herself for election.

Experience and expertise - Jacinth K Fairley, *B.Sc., B.V.Sc.(Hons), MBA*
Chief Executive Officer of Starpharma from 1 July 2006. Formerly Chief Operating Officer from 4 July 2005 to 30 June 2006. Over 15 years' experience in the pharmaceutical and biotechnology industries working in business development and senior management roles with companies including CSL and Faulding (now Mayne Pharma). Former Chief Executive Officer of Cerylid Biosciences. 5 years as a Vice President for Faulding's injectable division and 5 years with CSL in various executive roles. She holds first class honours degrees in Science (pharmacology/pathology) and Veterinary Science, and has an MBA from the Melbourne Business School where she was the recipient of the Clemenger Medal.

Other current public company directorships
None.

Former directorships in last 3 years
None.

Special Responsibilities
Chief Executive Officer
Member of research committee (from 1 July 2006)

The Board (with Dr Fairley abstaining) recommends that shareholders vote in favour of this ordinary resolution.

RESOLUTION 6 – APPROVAL OF GRANT OF UNQUOTED OPTIONS TO DR JACINTH FAIRLEY

Pursuant to Rule 10.14 of the Australian Stock Exchange (ASX) Listing Rules, a company must not issue options under an employee incentive scheme to a director or an associate of the director without the approval of shareholders. If such approval is given, approval is not required under ASX Listing Rules 7.1 or 10.11.

Dr Jacinth Fairley was appointed to the position of Chief Executive Officer on 1 July 2006 and was also appointed as a director of the Company from that date. The Board approved a grant of 500,000 employee share options subject to shareholder approval at the next Annual General Meeting. The options will be granted in accordance with the terms of the company's Employee Share Option Plan ("the Plan") which was approved by the shareholders at the 2004 Annual General Meeting.

- The options will include the following terms and conditions:
  - Issue price: nil;
  - Exercise Price: 45.08 cents per share. (Determined on the basis of market value plus 15%. Market value is based on a 15 day volume weighted average price of the Company's shares prior to 1 July 2006, the date of appointment of the Executive to the position of CEO.);
  - Exercise period: From 1 July 2007 to 30 June 2009.

- These Options will rank *pari passu* with existing unquoted options (ASX Code SPLAM), and upon exercise each option will entitle the holder to one ordinary fully paid Share.
- No other directors or associates of directors have received options under the Plan since the last approval. Subject to appropriate approval being obtained, all directors are entitled to participate in the Plan.
- Funds received by the company upon any exercise of these options will be used for general working capital purposes.
- The options will be granted to the CEO within 30 days following shareholder approval of the issue.
- The Board considers that that the issue of these options is in the best interests of the Company as it further aligns the interests of the CEO and shareholders by providing long term incentives for the CEO to increase shareholder value.

The Board (with Dr Fairley abstaining) recommends that shareholders vote in favour of this ordinary resolution.

Voting Exclusion Statement
The Company will disregard any votes cast on Resolution 6 by any director or an associate of that person. However, the Company need not disregard any such vote if:

(a) It is cast by such a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

(b) It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 7 – NON-EXECUTIVE DIRECTORS' REMUNERATION

This resolution seeks to increase the maximum amount payable to non-executive directors in accordance with rule 11.6 of the Company's constitution and ASX Listing Rule 10.17. The current maximum annual remuneration for non-executive directors is $350,000 per annum, which was approved at the 2003 Annual General Meeting. Of this total, $240,000 per annum has been divided among the directors as follows:

Chairman:	$80,000 per annum
Non executive directors (four):	$40,000 each; total $160,000 per annum.

The number of non-executive directors increased to five from 1 July 2006, when Dr John Raff retired from the position of Chief Executive Officer and was appointed non-executive Deputy Chairman. In addition it is anticipated that following the acquisition of DNT, up to two North American based directors will be appointed. The Board wishes to ensure that it is able to attract and retain directors with the necessary experience and skills, and there may not be sufficient funds available within the existing pool to accommodate this.

It is proposed that the total amount payable by the Company to non-executive directors be increased to an aggregate of $450,000, which represents an increase of $100,000 over the maximum aggregate amount of $350,000 that may be paid at present.

Voting Exclusion Statement
The Company will disregard any votes cast on Resolution 7 by any director or an associate of that person. However, the Company need not disregard any such vote if:

(a) It is cast by such a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy form; or

(b) It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Entitlements
For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00pm Australian Eastern Standard Time on 14 November 2006 will be taken, for the purpose of the Meeting, to be held by the persons who held them at the time.

Proxies
A shareholder has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. The Proxy Form must be deposited 24 hours prior to the commencement of the meeting, at the share registry of the Company, Computershare Investor Services Pty Limited, located at Yarra Falls, 452 Johnston Street Abbotsford, Vic, 3067 or at the Company's Registered Office, Baker Building, 75 Commercial Road, Melbourne, Vic, 3004 or by facsimile to Computershare on (03) 9473 2555 or to the Company on (03) 9510 5955.

File No. 82-34832


starpharma

CEO Presentation to Lux Executive Summit

Melbourne, Australia, 17 October 2006 –Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced that its CEO Dr Jackie Fairley will be presenting a corporate overview at the Second Annual Lux Executive Summit in Cambridge, Massachusetts. The summit, held on 16 and 17 October 2006, is hosted by nanotechnology research and advisory firm Lux Research. It is a forum for senior executives, fund managers and public sector leaders, and focuses on the business and commercialisation aspects of nanotechnology.

A copy of the presentation is available on the Company's website www.starpharma.com.

About Starpharma

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of dendrimer-based nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

On 4th October 2006 Starpharma announced the signing of an agreement to acquire US-based Dendritic Nanotechnologies, Inc. (DNT) for US$6.97m (A$9.36m) through the issue of Starpharma shares.

Starpharma currently owns 33% of DNT and The Dow Chemical Company is the other major shareholder with a 30% equity stake. DNT will become a wholly owned operating subsidiary of Starpharma Holdings Limited and remain a U.S. corporation based in Mount Pleasant, Michigan. The transaction is subject to DNT shareholder approval, which is anticipated to be obtained within two weeks from the announcement date.

DNT is committed to the innovation, development and commercialization of its proprietary Priostar™ dendrimer technology to create new commercial products with business partners. DNT was incorporated in 2003, is a U.S. company with 16 employees, and is located in Mount Pleasant, Michigan. DNT's chief scientific officer, Donald A. Tomalia, Ph.D., is the inventor of dendrimers. DNT has a broad and comprehensive IP portfolio that comprises approximately 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies - and has existing licensing agreements with established revenue streams for dendrimer technology. See www.dnanotech.com.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

Dendrimers
A type of precisely-defined, branched, nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

For further information:

Media	Starpharma www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

File No. 82-34832



Starpharma completes acquisition of US-based Dendritic Nanotechnologies, Inc.

-The Dow Chemical Company becomes a substantial shareholder -

Melbourne, Australia, 23 October 2006 – Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced completion of the transaction to acquire US-based Dendritic Nanotechnologies, Inc. (DNT). Shareholders of DNT have approved Starpharma's offer to acquire 100% ownership of the company through the issue of Starpharma shares.

The Dow Chemical Company (Dow) was a major shareholder in DNT. As a result of this transaction Dow becomes a substantial shareholder in Starpharma with approximately 8.6% of shares on issue. Dow has agreed to enter into a tiered escrow arrangement over a three-year period and has been granted the right to participate in any future capital raisings on a pro-rata basis during the escrow period.

James H Plonka, Vice President, Dow Venture Capital, said: "The merger of DNT into Starpharma is a positive step in the development of dendrimer technology."

"We believe the combined company will be a strong vehicle for accelerating this development. In particular, we believe Starpharma is the world leader in the commercialization of dendrimers for human health applications."

Starpharma CEO Dr. Jackie Fairley, added: "This is a defining event for Starpharma, positioning the company as an international dendrimer nanotechnology company with a range of commercialisation opportunities in the pharmaceutical, life-science and industrial sectors. Going forward we will be focusing on increasing shareholder value by exploiting the exciting and expanded range of applications of the combined entity's dendrimer technology, either directly or through commercial development partners."

Under the terms of the agreement announced on 4 October, 2006, Starpharma acquires the remaining 67% of DNT to increase its equity interest to 100% through the issue of 20,096,899 ordinary shares in Starpharma. The new issue represents approximately 13.6% of shares on issue prior to the transaction, and is valued at A$9.36m (approx. US$6.97m). DNT remains a U.S. corporation based in Mount Pleasant, Michigan, and becomes a wholly owned operating subsidiary of Starpharma Holdings Limited.

Starpharma will be seeking ratification of the share issue at the Annual General Meeting of shareholders on 15 November 2006. The transaction was completed under terms as described in the Explanatory Memorandum accompanying the notice of meeting, with the exception that DNT shareholders who held less than 5% of the share capital of DNT were not required to enter into a six month escrow agreement.

About Starpharma

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of dendrimer-based nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has a wholly owned U.S. based operating subsidiary – Dendritic Nanotechnologies, Inc. (DNT). DNT is committed to the innovation, development and commercialization of its proprietary Priostar™ dendrimer technology to create new commercial products with business partners. DNT was incorporated in 2003, is a U.S. company with 16 employees, and is located in Mount Pleasant, Michigan. DNT's chief scientific officer, Donald A. Tomalia, Ph.D., is the inventor of dendrimers. DNT has a broad and comprehensive IP portfolio that comprises approximately 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies - and has existing licensing agreements with established revenue streams for dendrimer technology. See www.dnanotech.com.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

Dendrimers
A type of precisely-defined, branched, nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Dendritic Nanotechnologies, Inc www.dnanotech.com
Dr Robert Berry Chief Executive Officer T: +1 989 774 1799 berry@dnanotech.com

File No. 82-34832



23 October 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT 2001 (CTH)

Attached is Appendix 3B – New issue announcement and application for quotation of additional securities – in relation to the share issue for the acquisition of Dendritic Nanotechnologies, Inc. that was announced on this day.

In relation to this share issue announcement the Company gives notice under section 708A(5) of the *Corporations Act 2001* (Cth) (Act) that:

1. the Company issued the shares without disclosure to investors under Part 6D.2 of the Act;
2. as at the date of this notice, the Company has complied with:
    a. the provisions of Chapter 2M of the Act as they apply to the Company; and
    b. section 674 of the Act; and
3. as at the date of this notice, there is no information to be disclosed which is excluded information as defined in section 708A(7) of the Act.

Yours sincerely,

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road, Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com


starpharma

U.S. Clinical Trial of VivaGel™ for Genital Herpes Commences

- **U.S. clinical trial site opens for recruitment for VivaGel™ study**
- **First clinical trial funded by NIH to test a microbicide to prevent genital herpes**

Melbourne, Australia: 24 October 2006: Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) today announced that the U.S. site for the clinical trial of SPL7013 gel (VivaGel™) for prevention of genital herpes has opened for recruitment of volunteers. This opening follows successful completion of all site preparation activities, and local ethics committee and regulatory reviews.

This trial is being funded by the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH). The trial is the first specifically for a microbicide for prevention of genital herpes to be funded by the NIH.

On 19 July 2006, Starpharma announced that the Investigational New Drug (IND) application for the clinical development of VivaGel™ for prevention of genital herpes had successfully completed the mandatory review period within the U.S. Food and Drug Administration (FDA). Starpharma understands that this is the first clinical trial of a microbicide under an IND with prevention of genital herpes as the indication.

The U.S. clinical trial site, which opened for recruitment today, is at the University of California, San Francisco. The second site, in Kisumu, Kenya, is expected to be opened for recruitment within a month.

This clinical trial will examine the safety of VivaGel™ when applied vaginally twice daily for 14 days in healthy women. Thirty women aged 18-24 years will be enrolled in each site (total of 60 volunteers) (see Attachment for more detail). The trial will provide key data to potentially enable VivaGel™ to progress into efficacy studies.

"We are very excited with the commencement of the first clinical trial of VivaGel™ under the prevention of herpes indication. This trial represents a key milestone in the development of VivaGel™, and has been supported by NIAID and our clinical collaborators in the U.S. and Kenya. Given the high prevalence of genital herpes in Europe and the U.S., and concern about it, we also consider prevention of this disease to be a commercially very important indication for VivaGel™," said Dr Jackie Fairley, CEO of Starpharma.

VivaGel™ is being developed in parallel for the prevention of HIV, also with the support of NIAID, and another clinical trial of the product under a separate IND is ongoing in Melbourne, Australia.

Genital herpes is recognised as a key health concern in the U.S. where it is one of the most prevalent sexually transmitted diseases. It is estimated that genital herpes currently affects between 15% and 25% of adults in industrialised countries, with the incidence projected to rise drastically in the next decade. In the U.S. alone, approximately 50 million Americans already have genital herpes.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of dendrimer-based nanotechnology to pharmaceuticals. The Company's lead development product is

VivaGel™ (SPL7013 Gel), a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has a wholly owned U.S. based operating subsidiary – Dendritic Nanotechnologies, Inc. (DNT). DNT is committed to the innovation, development and commercialization of its proprietary Priostar™ dendrimer technology to create new commercial products with business partners. DNT was incorporated in 2003, is a U.S. company with 16 employees, and is located in Mount Pleasant, Michigan. DNT's chief scientific officer, Donald A. Tomalia, Ph.D., is the inventor of dendrimers. DNT has a broad and comprehensive IP portfolio that comprises approximately 180 patents/applications issued and pending across 32 patent families - a unique level of IP concentration among nanotechnology companies - and has existing licensing agreements with established revenue streams for dendrimer technology. See www.dnanotech.com.

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

Genital herpes: A recurrent, lifelong viral infection caused by the sexually transmitted herpes simplex virus type-2 (HSV-2). It is one of the most prevalent STIs, estimated to infect between 15% and 25% of male and female adults in developed countries. This figure is expected to rise to about 39% for males and 49% for females by 2025, unless effective preventive measures are found to reverse the trend. Herpes is estimated to affect one in six adults in America and new cases cost more than US$1.5 billion each year. The figures for Australia are similar with an estimated one in six adults suffering from genital herpes (3.4 million people).

HSV-2 infection has a marked effect on a sufferer's quality of life. The virus is highly contagious and women appear to be at greater risk of infection than men. HSV-2 infection can make people more susceptible to infection by HIV and increase the transmission rate of HIV. If transmitted from mother to baby, the disease has very serious consequences.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson **Buchan Consulting** Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr Jackie Fairley** Chief Executive Officer +61 3 8532 2704	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

APPENDIX – CLINICAL TRIAL SUMMARY

Official Title: An expanded phase I, randomized, placebo controlled trial of the safety and tolerability of 3% w/w SPL7013 Gel (VivaGel™) in healthy young women when administered twice daily for 14 days.

Identifying Codes: Starpharma Protocol Number: SPL7013-004

DMID Protocol Number: 05-0121

Primary Objective: To assess the safety and tolerability of VivaGel™ when applied twice-daily for 14 consecutive days in HIV negative and STI-free young women, and compare the safety and tolerability profile with placebo.

Primary Endpopints:
(i) Incidence and severity of all adverse events (AEs);
(ii) Effect of VivaGel™ on vaginal flora;
(iii) Systemic toxicity;
(iv) Proportion of subjects that discontinue product use due to overt AEs.

Study Design: Randomized, double blinded, placebo controlled, expanded phase 1 study of 3% w/w SPL7013 Gel (VivaGel™) to be conducted among 60 HIV-uninfected, previously sexually active, young women, 18-24 years of age, from Kisumu, Kenya and San Francisco, USA. Participants will apply 3% w/w SPL7013 Gel (20 subjects at each site, 40 in total) or placebo gel (base gel without SPL7013) (10 subjects at each site, 20 in total) twice daily (morning and evening) for 14 consecutive days between menses, and agree to abstain from intercourse during the week prior to enrollment, through the two weeks of product application, and for a week following the last dose of study product.

Site Details:
(i) University of California, San Francisco (UCSF) Medical Center, San Francisco, USA
(ii) Kenya Medical Research Institute (KEMRI)-UCSF Program Site, Kisumu, Kenya

Key Inclusion Criteria:
- female, aged 18-24 years
- in good health, as determined by medical history, baseline physical examination, and clinical laboratory tests
- no significant abnormal vaginal microflora at screening
- negative urine pregnancy test at screening and enrollment
- agrees to abstain from all sexual activities 7 days prior to enrollment through the completion of all follow up visits and procedures

Key Exclusion Criteria:
- history of significant drug allergy
- history of latex allergy
- clinically significant history of systemic allergic disease
- history of recurrent vaginal infections, irritation or localized reaction to vaginally applied agents
- recent (within 3 months) history of intermenstrual bleeding
- active, uncontrolled medical condition
- clinically significant illness within 30 days prior to screening
- clinically detectable genital abnormality
- positive for serum antibodies to HIV-1 and/or HIV-2
- positive for serum antibodies to herpes simplex virus, type 2 (HSV-2)
- positive for Chlamydia, gonorrhea, trichomonas, syphilis or a urinary tract infection at screening or enrollment
- abnormal Pap smear at screening
- currently breast feeding or planning on breast feeding while participating in this study

Partners: Division of Microbiology and Infectious Diseases (DMID), National Institute of Allergy and Infectious Diseases (NIAID), National Institutes of Health (NIH)

Sexually Transmitted Infection Clinical Trials Group (STI CTG)

Form 603

Corporations Act 2001
Section 671B

File No. 82-34832

Notice of initial substantial holder

To Company Name/Scheme: Starpharma Holdings Limited

ACN/ARSN: 078 532 180

This notice is given by Starpharma Holdings Limited on behalf of itself.

1. Details of substantial holder (1)

Name: Starpharma Holdings Limited

ACN/ARSN (if applicable): 078 532 180

The holder became a substantial holder on 19/10/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	14,406,827	14,406,827	Approximately 8.6%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Starpharma Holdings Limited	Power to control disposal pursuant to Voluntary Escrow Deed of 5 pages dated **19 October 2006** a copy of which accompanies this notice and is marked A.	14,406,827 Ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Starpharma Holdings Limited	The Dow Chemical Company	The Dow Chemical Company	14,406,827 Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Starpharma Holdings Limited	19 October 2006	Nil		14,406,827 Ordinary

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Starpharma Holdings Limited	Baker Building, 75 Commercial Road, Melbourne
The Dow Chemical Company	2030 Dow Center, Midland MI 48674, USA

Signature

print name	Bernard Patrick Rogers	capacity	Secretary
sign here		date	24/10/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

REFERRED TO IN FORM 603 DATED 24.10.06.



Voluntary escrow agreement

We, the persons in:

- Item 1 of the schedule ("entity");
- Item 2 of the schedule ("holder"),

agree as follows.

Introduction

The entity intends to issue the escrow securities to the holder. The holder will hold the escrow securities as set out in this agreement.

Agreement

Escrow restrictions

1. Subject to clause 2, during the relevant escrow period, the holder will not do any of the following without the entity's prior written consent:

    (a) Sell, assign, transfer, or otherwise dispose of, or agree or offer to sell, assign, transfer or otherwise dispose of, the relevant escrow securities.

    (b) Create, or agree or offer to create, any security interest in the relevant escrow securities.

    (c) Do, or omit to do, any act if the act or omission would have the effect of transferring effective ownership or control of the relevant escrow securities.

2. Despite clause 1, the holder may during any escrow period deal with any escrow securities in any manner specified in clause 1(a) or (b) to the extent the dealing occurs as a result of or in connection with:

    (a) a takeover offer for any class of shares in the entity;

    (b) a scheme of arrangement of the entities, members or creditors under Part 5.1 of the Corporations Act 2001;

    (c) a share buy-back, capital reduction or other capital restructure or reorganisation of the entity;

    (d) a distribution in specie, including without limitation, a winding up or a transmission of the escrow shares;

    (e) a requirement of law, including without limitation, under a compulsory acquisition;

(f) a transfer of the escrow securities to a related body corporate of the holder, provided that the holder's related body corporate agrees to be bound by the terms of this agreement;

(g) a security interest arising through the operation of law; or

(h) any other circumstances agreed between the entity and the holder from time to time.

3. Subject to the terms of this agreement, the holder irrevocably agrees in writing to the application of a holding lock to the relevant escrow securities for the relevant escrow period. To avoid doubt, the entity must arrange for the immediate release of the holding lock over the escrow securities in any of the circumstances contemplated in clause 2 and, in any event, at the end of the relevant escrow period.

4. Except as expressly provided for in clause 1, nothing in this agreement restricts the holder from dealing with the relevant escrow securities or exercising rights otherwise attaching to, or afforded to the holder of, the relevant escrow securities, including without limitation by:

   (a) exercising any voting rights attaching to the escrow securities;

   (b) receiving or being entitled to any dividend, return of capital or other distribution attaching to the escrow securities; and

   (c) receiving or participating in any right or bonus issue in connection with the escrow securities.

5. When the escrow period expires, there will be no restrictions on any dealing in the escrow shares by the holder under this agreement.

Warranty

6. The holder warrants to the entity that before the escrow period begins, the holder has not done, or omitted to do, any act which would breach clause 1 if done or omitted during the escrow period.

7. A breach of this warranty is a breach of this agreement.

Consequences of breaching this agreement

8. If the holder breaches this agreement, the entity may take the steps reasonably necessary to prevent the breach, or to enforce the agreement.

9. If the holder breaches this agreement each of the following applies.

   (a) The entity may take the steps necessary to enforce the agreement, or to rectify the breach.

(b) The entity may refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of the escrow securities.

Jurisdiction

10. The law in force in Victoria governs this agreement. The parties submit to the non-exclusive jurisdiction of the courts of Victoria.

Definitions and interpretation

In this agreement:

escrow period means the first escrow period, the second escrow period and the third escrow period, as the case requires.

escrow securities means, in respect of any escrow period, the securities set out in item 3 of the schedule corresponding to that escrow period.

first escrow period means the period commencing on October 19, 2006 and expiring 12 months later.

related body corporate has the meaning given to that term in the *Corporations Act 2001* (Cwlth).

second escrow period means the period commencing on the day after the expiration of the first escrow period and ending 12 months later.

Shares means the 14,406,824 Starpharma Holdings Limited Ordinary Shares issued to holder in exchange for its shares in Dendritic Nanotechnologies, Inc.

third escrow period means the period commencing on the day after the expiration of the second escrow period and ending 12 months later.

The singular includes the plural and vice versa.

A reference to a party includes its successors, personal representatives and transferees.

Every warranty or agreement (expressed or implied) in which more than one person joins, binds them individually and any combination of them as a group.

Schedule

1.	Entity's name and address:	**Starpharma Holdings Limited -** ACN 078 532 180 of Level 6, Baker Heart Research Building, Commercial Road, Melbourne, Victoria, Australia
2.	Holder's name and address:	The Dow Chemical Company 2030 Dow Center Midland, MI 48674 USA
3.	Particulars of escrow securities:	In respect of: (i) the first escrow period, 100% of the Shares; (ii) the second escrow period, 75% of the Shares; and (iii) the third escrow period, 50% of the Shares.

Dated: OCTOBER 19, 2006

THE COMMON SEAL of) **Starpharma Holdings Limited** ACN 078) 532 180 is affixed in accordance with its constitution in the presence of:)



STARPHARMA HOLDINGS LTD ACN 078 532 180
THE
COMMON SEAL
OF

[signature]

▲ **Director**

[signature]

▲ **Secretary**

SIGNED, SEALED & DELIVERED by [__] in the presence of:

The Dow Chemical Company

[signature]

▲ Signature of *[insert]*

By James H. Plonka
Vice President, Venture Capital

[signature]

▲ Signature of Witness

Elisabeth T. Jozwiak

▲ Name of Witness (Print)